SUBSIDIARIES OF THE REGISTRANT

Parent	Subsidiary	Percentage of Ownership	State of Incorporation or Organization

Great Southern Bancorp, Inc.	Great Southern Bank	100%	Missouri
Great Southern Bancorp, Inc.	Great Southern Capital Trust I	100%	Delaware
Great Southern Bank	Great Southern Capital Management, Inc.	100%	Missouri
Great Southern Bank	Great Southern Financial Corporation	100%	Missouri
Great Southern Bank	GSB One, L.L.C.	100%	Missouri
GSB One, L.L.C.	GSB Two, L.L.C.	100%	Missouri